Skadden, Arps, Slate, Meagher & Flom llp
A Delaware Limited Liability Partnership
世達國際律師事務所
30/F, CHINA WORLD OFFICE 2 NO. 1, JIAN GUO MEN WAI AVENUE BEIJING 100004 CHINA ________ TEL: (86-10) 6535-5500 FAX: (86-10) 6535-5577 www.skadden.com February 23, 2016

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John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Mecox Lane Limited
Amendment No. 1 Schedule 13E-3
Filed February 5, 2016
File No. 005-85977

Dear Mr. Reynolds:

On behalf of Mecox Lane Limited, a company organized under the laws of the Cayman Islands (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 17, 2016 with respect to the Amendment No. 1 to the Schedule 13E-3, File No. 005-85977 (the “Schedule 13E-3”) filed on February 5, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 2 to the Schedule 13E-3 (the “Amendment No. 2”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment No. 2 and the Revised Proxy Statement each incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Amendment No. 2 and the Revised Proxy Statement indicating changes against the Amendment No. 1 to the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

February 23, 2016

We represent the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd, Yafei Yuan, ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang, Xu Wang, Chinaequity Capital InvestmentsCo., Limited, Chinaequity Investment Co., LTD (北京信中利投资股份有限公司), MINAT ASSOCIATED CO., LTD., and ChinaEquity Alliance Victory Co., Ltd., such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Revised Proxy Statement

Reasons for the Merger and Recommendation…, page 31

1.	We note your response to comment 10 regarding multiple “phone calls, emails and back-and-forth comments on the draft Merger Agreement,” as well as the October 8 and December 12 instructions for advisors to negotiate the offer price. Please revise elsewhere to address any other material negotiations about the price. For example, we note the statements on page 29 that GDC delivered drafts to Skadden in late October. As additional non-exclusive examples, we note that there is no indication that on November 9-11, 2015 that price was negotiated, the statements on page 30 that Skadden sent revised drafts to GDC on November 14 and discussed the outstanding issues with Mr. Xiongsheng Yang on December 10. However, in these instances you do not disclose the extent to which such drafts, discussions, e-mails, and so forth, involved negotiations about the price. Please revise accordingly.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 29 and 30 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation…, page 31

2.	We note your response and we reissue prior comment 11. Please note that shares held by your directors and officers, who are affiliates, do not appear to be excluded from the fairness opinion. Revise.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 34 of the Revised Proxy Statement.

February 23, 2016

Certain Financial Projections, page 40

3.	We reissue prior comment 16. We note that your disclosure of projected financial information is not in response to the requirements of, or pursuant to, Item 1015 of Regulation M-A and is thus not excepted from Rule 100 of Regulation G.

We respectfully advise the Staff that, since the numbers of non-GAAP net profit used by the Company’s management in preparing the financial projections are identical to the net profit number prepared and presented in accordance with GAAP, the non-GAAP financial information does not provide additional information to the investors. We have deleted the non-GAAP numbers and please refer to the updated disclosure on page 42 of the Revised Proxy Statement.

Where you can find more information, page 103

4.	We reissue prior comment 23. Given the date of your audited financial statements, please tell us where you have provided the interim financial information required by Item 13 of Schedule 13E-3. Refer to the Manual of Publicly Available Telephone Interpretations for Regulation M-A, Section H. Financial Statements, Question 9, for guidance.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 96, 97 and 103 of the Revised Proxy Statement.

*          *          *

February 23, 2016

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd, Yafei Yuan, ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang, Xu Wang, Chinaequity Capital InvestmentsCo., Limited, Chinaequity Investment Co., LTD (北京信中利投资股份有限公司), MINAT ASSOCIATED CO., LTD., and ChinaEquity Alliance Victory Co., Ltd.

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +86 10 6535-5599 or by e-mail at peter.huang@skadden.com.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

/s/ Peter X. Huang
Peter X. Huang, Esq.

Enclosures

cc:	Xiongsheng Yang
(Mecox Lane Limited)

Fang Xue, Esq
(Gibson Dunn & Crutcher LLP)

Exhibit A

Acknowledgement

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 17, 2016 with respect to the Amendment No. 1 to the Schedule 13E-3, File No. 005-85977 (the “Schedule 13E-3”), filed on February 5, 2016 by Mecox Lane Limited and the other filing persons named therein, the undersigned hereby acknowledges that in connection with the Amendment No. 2 to the Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mecox Lane Limited

By	/s/ Xiongsheng Yang
Name:	Xiongsheng Yang
Title:	Chairman of the Special Committee

MINAT ASSOCIATED CO., LTD.

By	/s/ Dan Chen
Name:	Dan Chen
Title:	Director

ChinaEquity Alliance Victory Co., Ltd.

By	/s/ Xu Wang
Name:	Xu Wang
Title:	Director

CNshangquan Limited

By	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

Cnshangquan E-Commerce Co., Ltd.

By	/s/ Wei Zhu
Name:	Wei Zhu

Sanpower Group Co., Ltd

By	/s/ Wei Zhu
Name:	Wei Zhu

Yafei Yuan

/s/ Yafei Yuan

ChinaEquity USD Fortune Co., Ltd.

By	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Director

ChinaEquity USD Fund I L.P.

By	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Duly authorized signatory under Power of Attorney effective as of October 15, 2013

ChinaEquity USD Investment GP L.P.

By	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Duly authorized signatory under Power of Attorney effective as of October 15, 2013

ChinaEquity USD Investment Management Co.

By:	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Director

ChinaEquity Global Holding Co., Ltd.

By:	/s/ Xu Wang
Name:	Xu Wang
Title:	Director

Chaoyong Wang

/s/ Chaoyong Wang

Xu Wang

/s/ Xu Wang

Chinaequity Capital Investments Co., Limited

By:	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Authorized Signatory

北京信中利投资股份有限公司

By:	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Authorized Signatory